Creating the Undisputed Global Leader in Gaming Investor presentation October 2014 Filed by GTECH S.p.A. pursuant to Rule 425 under the Securities Act of 1933 and deemed to be filed pursuant to Rule 14a-12 under the Securities and Exchange Act Subject Company: GTECH S.p.A.; International Game Technology Filer’s SEC File No.: 333-146050 Date: Oct. 20, 2014

Forward-looking Statements This presentation contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, Georgia Worldwide PLC (“NewCo”), the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable.

Important Information for Investors and Shareholders This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. On October 1, 2014, NewCo has filed with the SEC a registration statement on Form F-4, file number 333-199096, which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov under the name “Georgia Worldwide”. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo). Italian CONSOB Regulation No. 17221 Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH. The merger agreement providing for the GTECH-NewCo merger – which exceeds the thresholds for “significant transactions” pursuant to the Regulation – was approved unanimously by the GTECH board of directors. The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 28, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of GTECH shareholders, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC. CONTACTS: Robert K. Vincent GTECH S.p.A. Corporate Communications T: (401) 392 7452 Simone Cantagallo GTECH S.p.A. Media Communications T. (+39) 06 51899030

Creating the Undisputed Global Leader in Gaming Complementary product portfolios and best-in-class capabilities 1 Lottery games, technology, and operations (GTECH) Italian Ops (Online and instant lotteries, VLT, AWP, sports, and interactive) AWP EGMs Interactive Back-office platform Sportsbetting Poker / Bingo Casino Turnkey solution Mobile (Probability) Utility payment processing and commercial services Social Casino (DDI) Casino Management Systems Video Poker EGMs Casino EGMs Premium (Recurring) Class III Class II VLT EGMs Real Money Gaming Interactive Casino

20_84 Undisputed Global Gaming Leader (in $bn) Source: Company filings. Factset as of 10-Oct-14 Note: Excludes land based casinos and pure interactive players. (1): All revenue figures represent CY 2013, based on actual financials, calendarised as of December 2013. (2) Based on share prices as of 10-Oct-14. GTECH and IGT EV based on share prices pre-leaks (as of 13-Jun-2014 and 06-Jun-2014 respectively). Scientific Games and Bally EV based on share prices pre-announcement (31-Jul-2014). #1 in Lottery 2013A Revenue(1) (in $bn) Enterprise Value(2) #1 in Gaming Equipment

Enhanced Geographical Diversity Total: US$4,074m 63% of combined(2) Total: US$2,374m 37% of combined(2) (1) Based on actual financials, calendarized as of December 2013; 2013 average US$ / € of 1.33 used. (2) Combined results based on IFRS for GTECH and unaudited reclassified IFRS for IGT full year 2013; € / US$ rate 1.33. IGT GTECH Combined 2013A Revenue by Geography(1) Stable North American market accounting for nearly half of revenue Established business base in Italy International business diversified geographically

Product Diversification Note: Based on actual financials, calendarized as of December 2013; 2013 average US$ / € of 0.75 used. (1) Includes land-based sports betting, printing and commercial services. (2) Includes IGT Interactive & Social and GTECH Interactive & Sports betting. (3) Combined results based on IFRS for GTECH and unaudited reclassified IFRS for IGT full year 2013; € / US$ rate 1.33. (2) (1) Total: US$4,074m 63% of combined(3) Total: US$2,374m 37% of combined(3) (1) 2013A Revenue by Product (%) IGT GTECH Combined 2013A Revenue by Product Comprehensive, well-balanced product mix CAGR 2010-2013 CAGR(e) 2013-2018 5% 6% 4% 3% 7% 9% Market segment growth Source: Company filings, H2GC Global Summary May, 2014 Note: Based on Gross Gaming Yield (GGY)

Robust Market Presence

Gaming Equipment



- Blue Chip customer base, deep relationships across all segments
  - Commercial Casinos (North America, LA, Europe)
  - WLA/Government Sponsored (North America, Europe)
  - Italy
- Largest Content Library – Wheel of Fortune most successful slot title of all time
- Commercial Market: 36% IGT market share in both recurring revenue and product sales
- Non-commercial Market: Strong GTECH and IGT presence in US and Canada
- # 1 in Italian VLT and AWP market, with 29% and 18% share, respectively

Lotteries



Draw-Based Games



Instant Games



Self-Service

- Italy: Very strong position (Lotto, Scratch & Win)
- US: Very strong position, established relationships with largest lottery systems (NY, CA, TX, GA, MI, FL, NJ)
- Long-term partners of other leading EU/LA Lotteries (UK, Germany, Poland, Mexico, Colombia…)
- Growing presence in instant ticket printing business (currently 12%)

Interactive Wagering



iGaming



iLottery



New Media

- Italy: leading position with 15% market share
- US: leading iLottery provider
- Canada: preferred iGaming provider for WLA clients
- Content licensing and back office support services
  - Generally provided under revenue sharing arrangements based on net gaming revenue
  - Provided in B2B arrangements, primarily Europe
- Awarded contract to supply live betting services to Greek players (OPAP)

Social Gaming

- One of the world's largest social casinos
- High-growth distribution portal for content library
  - Recently launched WOF title

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Industry-leading Profitability High profit margins Considerable R&D spend to maintain technological industry leadership 2013A EBITDA margin vs. peers Note: EBITDA margin calculated as LTM EBITDA divided by LTM Revenue as of December 2013.

(1) Addressable cost base defined as cash cost only relative to gaming and interactive business for industrial efficiencies and R&D spending; for corporate and support activities considered full SG&A costs EBITDA Impact % of Relative Base(1) Industrial Efficiencies c. US$85 million c. 6% Overlapping Corporate Activities c. US$125 million c. 15% Optimize R&D Spend c. US$20 million c. 7% Natural Revenue Enhancements Italy sales c. US$50 million Cross selling Mobile exploitation Total c. US$280 million Achievable Synergies Driving Value

Transformational, Value Creating Transaction Creates world’s leading end-to-end gaming company Joins IGT’s leading game library and manufacturing and operating capabilities with GTECH’s gaming operations, lottery technology and services Uniquely positioned to capitalize on the opportunities created by ongoing convergence across global gaming segments Competitive scale across all businesses, geographies and product lines Significantly enhances cash flow and financial strength and provides clear and achievable cost and revenue synergies Value creation for shareholders of both companies NYSE listing

Appendix

Transaction Snapshot

Structure	• HoldCo, a newly listed holding company • Incorporated and tax resident in the UK • GTECH merged into HoldCo; GTECH shareholders receive HoldCo shares on 1-for-1 basis • GTECH delisted from the Milan Stock Exchange • IGT is merged for cash / HoldCo stock consideration with a wholly-owned US subsidiary of HoldCo ("US merger sub") • HoldCo solely listed on the NYSE
Per share merger consideration	• Aggregate per share offer price of US$18.25 per IGT share, representing a premium of 18% and 46% vs. IGT's closing share price of $15.50 as at 15 July and of US$12.51 pre rumors of a potential transaction (6 June) • $13.69 in cash plus 0.1819x GTECH shares (75% cash and 25% stock), subject to adjustment and pre-agreed collar
Aggregate merger consideration and implied valuation	• Aggregate merger transaction consideration(1) of US$4.7 billion with implied Enterprise Value for IGT of US$6.4 billion • Implied EV/LTM EBITDA of 8.7x (pre-synergies) and 6.3x (post-synergies)
PF ownership in HoldCo(2)	• Former GTECH shareholders to account for c.80% of HoldCo's share capital, with De Agostini c. 47%
Governance	• Marco Sala to become CEO of HoldCo, Philip Satre to become Chairman • Board of HoldCo to include representatives of both GTECH and IGT, with GTECH's representatives to account for the majority of HoldCo's 13- member board of directors (Mr. Sala, 6 GTECH, 5 IGT and 1 independent)
Remaining key transaction conditions	• Approvals of the EGM of IGT and gaming regulatory approvals • GTECH may terminate transaction if withdrawals exceed 20% • All required antitrust clearances (US, Canada and Colombia) have been received

(1) Fully diluted number of shares of 254m (including RSUs and options).
(2) Assumes none of GTECH shareholders withdraw and that IGT shareholders will receive 0.1819x Holdco shares for each outstanding IGT share.

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Transaction Structure Overview Pre-transaction HoldCo, a newly formed holding company, is created for the purposes of this transaction HoldCo incorporated and tax resident in the UK GTECH to merge into HoldCo, whereby GTECH shareholders receive HoldCo shares on a 1-for-1 basis De Agostini to vote in favor of the transaction at GTECH’s EGM GTECH delisted from the Milan Stock Exchange at closing IGT is merged for cash / stock consideration with US merger sub HoldCo solely listed on the NYSE GTECH minorities HoldCo US merger sub De Agostini GTECH Cash / HoldCo stock Merger (stock for stock) Merger IGT shareholders IGT De Agostini IGT shareholders GTECH minorities HoldCo GTECH assets / liabilities Listed on the NYSE IGT Post transaction Listed on the NYSE Listed on the Milan Stock Exchange

Indicative Timetable of Key Events from Announcement to Closing Sep’14 Oct’14 Nov’14 Dec’14 [ Q1 – Q2 2015 ] Outcome on withdrawals(1) Expected M&A closing IGT shareholder meeting Announcement of IGT acquisition by GTECH Jul’14 Aug’14 Transaction approval by US Antitrust Authorities Syndication of $10.7bn bridge facility GTECH EGM to approve the merger Start of IGT bond consent solicitation (1) Withdrawal price determined as the 6 month average of GTECH share price until the publication of the call notice (4-Oct-2014) and equal to €19.174. GTECH Board approves cross border merger and calls EGM Filing of preliminary F-4 with SEC Events already completed Events to be completed before closing (timing is as anticipated or approximate)

Expected Financing, Capital Structure and Dividend Policy Bridge Loan Total amount $10.7B Fees 1.5% Main Uses $3.7B cash consideration $1.3B IGT notes backstop €2.8B GTECH notes backstop $0.6B drawn credit facilities backstop Transfer Process Bondholders consent (1) Assuming 0% and 20% exercise of withdrawal rights, respectively, and a December 31st 2014 closing of the transaction. Based on actual results through end of March and company estimates for future periods. Leverage at Closing 4.5/4,9x(1) Net Debt/EBITDA, excluding synergies Synergy run rate would reduce leverage by 0.5/0.6x Take Out Mainly € and $ bonds, structure contingent on rating Total amount dependent on outcome of consent process Dividend Policy Up to 50% of Levered Free Cash Flow, consistent with past GTECH policy from year 2 Subject to covenants at time of take out In absolute terms, in-line with or higher than current dividend per share Significant Cash Flow From Operations Materially Enhanced Cash Flow Conversion